Exhibit 4

Rinker Group Limited Results Presentation Six months ended 30 September 2006 David Clarke Chief Executive Rinker Group Limited 9 November 2006

Welcome to our briefing today on the results for Rinker Group Limited (Rinker) for the half year and second quarter ended 30 September 2006.

Thank you to those of you who have joined us here in Sydney this morning — and to those who are participating via phone from other places including the US on your Wednesday evening.

Before I begin, I would like to introduce the members of the Rinker group management team here today —

Tom Burmeister, our CFO,

Karl Watson, President, Rinker West

Sharon DeHayes, Chief Executive, Readymix

Peter Abraham, our General Counsel & Company Secretary, and

Debra Stirling, Vice President, Corporate Affairs & Investor Relations.

In addition today we have been joined by our Chairman, John Morschel.

Please note the usual precautionary wording on the slide re forward-looking statements.

 Important Legal InformationThis communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.This communication contains a number of forward-looking statements based on management’s current expectations and beliefs. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex. You are cautioned not to place undue reliance on any forward-looking information. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

Revenue EBIT EBITDA Net profit (PAT) Free cash flow ROFE ROE EPS Comparable half year net profit up 19%, earnings per share up 22% (12% and 16% unadjusted)interim dividend up 14% 6 months ended Sept 2006 Comparable data - adjusted to exclude the US$20m after tax gain in HYES05 from the Las Vegas quarry sale As reported Dividend (60% franked) 5 4 3 2 7 6 2,865 649 +21% 760 +19% 410 +19% 270 37.1% +4.1pp 16c (A$ cents) US$m change 35.3% +11.5pp 45.3c (US$ cents) +22% +12% +15% +13% +12% -17% +3.8pp +14% +11.5pp +16% +12% -17% +14% (i)(ii)(ii)

Firstly, the financial performance….I will use US currency unless indicated.

Net profit for the half year increased 12% to US$410 million, while earnings per share rose 16% to 45.3 US cents. However, the first half last year included a $20 million after tax gain from the sale of the Buffalo Road quarry in Las Vegas…excluding that, net profit rose 19% and EPS, 22%.   Trading revenue was up 12%.

Comparable EBIT was up 21% and EBITDA 19%.  Including the quarry gain, they rose 15% and 13% respectively.

Return on equity (measured on a 12 month MAT basis) increased to 35.3%, from 23.8% in the first half last year.

Return on funds employed (also on a 12 month basis) was 37%, up from 33%.

Free cash flow was down 17% to US$270 million. This was due to the accelerated payment of over US$80 million in US federal tax – which we expect to balance out over the year.

Directors declared an interim dividend of 16 Australian cents per share, up 14%.   The dividend is 60% franked, and because we pay the unfranked portion from our foreign conduit income, it is generally free of withholding tax for our international shareholders.

Aggregates 193 +21% Cement 89 +21% Concrete, block & asphalt 258 +26% Concrete pipe 95 +18% Other 27 -42% Rinker Materials661+17%Readymix (US$)105-6%139-5% Corporate costs-7Total EBITDA760+13%Half year EBITDA performance by segment Growth continues in the US Numbers may not add due to rounding 6 months ended Sept 2006 US$m change Readymix (A$)+19%Comparable EBITDA760

Despite a slowdown in US housing, all major segments of our US business – Rinker Materials - delivered higher revenue, profit, margins and return on funds employed.

We were generally able to offset volume declines and significant cost increases in fuel, power and raw materials, with operational improvement cost savings and price increases.

The US subsidiary Rinker Materials Corporation increased EBITDA 17% to US$661 million. On a comparable basis, excluding the quarry sale gain, EBITDA rose 24%.

Concrete, block and asphalt performed well, up 26%.  Heritage volumes fell – particularly in block – as the residential slowdown took hold.

Concrete pipe continued to improve, with EBITDA up 18%.  Cost savings and higher prices offset higher raw material and input costs.

The Other segment shows a decline but last year’s result include US$31 million EBIT from the quarry sale.

In Australia, profits fell in the Readymix business despite higher revenue and A$11 million in operational improvement and cost savings. EBITDA fell 5%.  Price increases across the industry were not enough to offset higher costs.

Second quarter results Net profit up 11% and earnings per share (EPS) up 14% Revenue EBIT EBITDA Net profit (PAT) Free cash flow EPS 5 4 3 2 1,407 +7% 326 +15% 382 +14% 205 +11% 123 -21% US$m change 22.6c (US$ cents) +14% Qtr ended Sept 2006

Focusing now on the second quarter results, Rinker continued to grow, with revenue up 7%.

Net profit was up 11%, with EBIT up 15% and earnings per share up 14% to 22.6 US cents.

EBITDA rose 14%.

Free cash flow for the quarter was US$123 million, down due to the accelerated tax payments..

Profit margins improved further in all US product segments during the second quarter.

Aggregates 98 +19% Cement 46 +20% Concrete, block & asphalt 125 +11% Concrete pipe 49 +22% Other 13 +77% Rinker Materials331+18%Readymix (US$)54-5%72- 6% Corporate costs-4Total EBITDA382+14%Second quarter results EBITDA performance by segment Numbers may not add due to rounding US$m change Readymix (A$)Qtr ended Sept 2006

Rinker Materials EBITDA rose 18% and EBIT was up 19%.

Aggregate revenue rose 10% while EBITDA was up 19%. Volumes fell 9%, mainly due to the housing slowdown.

Cement revenue was up 6% and EBITDA was up 20%.  Volumes fell 11% and as a result we cut back on lower margin imported cement.

Concrete, block and asphalt revenues rose 8%, with EBITDA up 11%, due mainly to substantial cost savings, operational improvement and higher pricing.  Concrete volumes were down 4% in the quarter, and heritage volumes fell 12%.  Block volumes fell 23% -- or 34% on a heritage basis.

Concrete pipe revenues were up 5% and EBITDA up 22%.  Volumes were down slightly, while further operational improvement savings lowered production costs

Readymix revenue was up 6%. Concrete prices rose but volumes fell slightly.  Higher commercial and infrastructure activity offset lower housing activity in most areas except New South Wales.

Aggregates 32.8% Cement 35.0% Concrete, block & asphalt 21.0% Concrete pipe 31.8% Other Rinker Materials30.2%17.5%Total EBITDA27.1%EBITDA/sales revenue margins continue to improve in most business segments Q2 06 Q1 06 Readymix (A$)30.0% 30.4% 20.2% 30.1% 28.2%17.6%25.9%

This slide shows that margins continued to improve in the US despite lower volumes due to the housing slowdown.

We were able to offset the impact of lower volumes with substantial cost savings and higher prices.

Volume (+) Price (-) Price (+) Volume (-) concrete asphalt aggregates concrete pipes Solid price gains across all products but volumes down particularly in US Rinker Materials Readymix aggregates cementconcrete pipe gypsum supply blockconcreteSix months ended September 2006 cement

All products in the US saw strong price increases, compared with 12 months earlier.  However, volumes were down -- except in concrete and asphalt

In Australia, prices were also up. Concrete volumes were somewhat lower.

For the second quarter, price and volume movements were similar.

While we expect price increases to moderate across the US as housing slows, we do expect ongoing increases – especially for aggregate.

Return on funds employed improved further in all business segments across the group Aggregates 33.2% 28.6% Cement 42.3% 39.8% Concrete, block & asphalt 43.8% 43.2% Concrete pipe 44.7% 33.7% Rinker Materials (US$) 40.8% 37.7% Readymix (A$) 24.4%21.3%Rinker Group Limited (US$) 37.1%33.3%YES06 YES05 Year ended 30 September

Return on funds employed again improved across every business segment.

Year ended March 02 03 04 05 06 Year ended September 05 06 7 Return on funds employed up 3.8 percentage points to 37.1% Return on equity at 35.3% continued to move higher Return on equity % Return on funds employed % Year ended March 02 03 04 05 06 Year ended September 05 06 15.715.818.727.337.633.337.114.5 13.6 15.1 19.4 27.6 23.8 35.3

This chart shows how return on funds employed has improved over time.

Return on equity was also up again -- to over 35%.

Capital management initiatives improve balance sheet leverage Special dividend of 40 Australian cents per share in July 2006 – A$364 million (US$279 million) Capital return of 50 Australian cents per share in August 2006 – A$455 million (US$347 million) On-market buyback commenced 23 August (after capital return completed) Buyback invested A$205 million (US$155 million) buying back 15.1 million ordinary shares, or 1.7% of issued share capital, to 26 October (when blackout period commenced) Development capital expenditure of US$106.7 million in the six months to end September 2006, including work on new 1.1 million ton cement plant in Brooksville, new quarry reserves Net debt of US$1,070 million from US$361 million at end March 2006 The balance sheet would facilitate substantial acquisitions 8

Capital management has been a major focus in recent months.

Our strong cash flows meant we were very close to being debt free.

Accordingly, we made a 50 cents a share capital return and a 40 cents a share special dividend during the half.

Together with the on market share buyback, which we have run aggressively and ahead of schedule,  we have improved our leverage significantly.

With a strong balance sheet and cash flows, Rinker is in an excellent position to achieve value-adding acquisitions.

9.5 32.4 11.9 * Gearing/leverage: net debt / net debt plus equity (see Note 10) A strong balance sheetgearing and interest cover allow substantial funding capability Gearing/leverage % 30 Sep 05 31 Mar 06 30 Sep 06 Interest cover (US$) X 9 30 Sep 05 31 Mar 06 30 Sep 06 * 10 55.477.561.3

Net debt was US$1,070 million, from US$361 at 31 March and $253 million at end June.

EBIT interest cover was 61 times, and net debt/EBITDA was only 0.74 times.

Net debt to net debt plus equity was 32.4%.

Development and acquisition capital in the first half was around US$118 million -- including early stages of the new Florida cement plant, due for completion in 2008.

9.8%12.6%13.7%15.0%14.7%22.3%18.8% 293 384 441 417 679 327 270 Cash flow is one of Rinker’s great strengthsfree cash down slightly due to tax payments timing but will balance over the year Free cash flow: Net cash from operation activities less (1) operating capital expenditure, (2) interest paid, and (3) payments for shares held in trust under long-term incentive plans. Refer to Note 5. HYES Year ended March 02 03 04 05 06 US$ million 05 06 01 03 04 05 06 06 02 Year ended March HYES Free cash as a % of funds employed 11 Free cash flow

Cash flow has long been a great strength of Rinker, and the cash generation capability remains very healthy.

As mentioned earlier, the decline in the half year was due to the timing of tax payments, which brought forward more than US$80 million from the second half.

The chart on the right shows how much free cash we generate per dollar of funds employed.  The amount has almost doubled over the past five years.

Rinker group revenue and geographic splitYES 06 revenue by productYES 06 revenue by geography Revenue excludes internal revenue generated by sales between Rinker group companies Based on US$ revenue dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing Note: Note: Revenue includes internal and external revenue Based on US$ revenue Rinker Materials aggregate19%9%Rinker Materials other businesses6%Rinker Materials concrete, block and asphalt38%Readymix (aggregates, concrete and cement)18%10%Florida 44% Nevada 4% Other US 13% China 1% Australia 19% Midwest 1% Texas 3% Arizona 14% Other US 14%

This slide shows you the revenue breakdown by product segment on the left-hand side, and then by geography on the right-hand side

You can see that 80% of our revenue is coming out of the US.

16.217.616.219.930.140.537.740.8Rinker Materials Corporation (U.S.) EBITDA up 17%, margin up to 29.2% US$m HYES Revenue EBIT EBITDA Funds Empl 06 2,268 576 661 2,617 05 1,975 487 564 2,172 +15% +18% +17% +21% EBITDA/Sales % 05 06 Half year ended Sept * Impacted by Kiewit acquisitionmid year01 02 03 04 05 06 Year ended March ROFE % * 05 06 Year ended Sept 01 02 03 04 05 06 Year ended March 21.121.821.520.523.728.228.629.2

Now to business performance….

The US performed well despite the housing correction.

Rinker Materials sales were up 15% over the previous corresponding half year.

EBIT and EBITDA were both up strongly again – and the EBITDA to sales margin improved further to 29.2%.

ROFE was another record high for our US business.

Rinker Materials EBIT up 18% Strong performance despite residential correction Rinker Materials sales up 15%, EBITDA up 17%, EBIT up 18% Return on funds employed (ROFE) up in all product segments; Rinker Materials ROFE up from 37.7% to 40.8% EBITDA to sales margin increased 0.6pp to 29.2% Margins increased further in all product segments Costs higher for power, ocean freight, and raw materials Growth due primarily to pricing gains, and significant operational improvement cost savings Volumes were down except in concrete and asphalt Strong performance maintained despite the residential slowdown

Volumes declined in aggregate, cement and block during the half – and in all products except asphalt during the second quarter.

Nonetheless, margins and return on funds employed rose across the board.

Input costs were higher again this half.  For example, power costs rose 32%, ocean freight 13% and diesel – despite the recent decline – was up 20%.

But pricing gains continued across all products compared to the previous corresponding half .

Significant cost savings and operational improvement initiatives – running at double our normal rate of savings -- helped cut costs to reflect the lower level of activity.

AggregatesHY06 aggregates sales up 16% EBITDA up 21% ROFE 33.2% (31.4% in YEM06) Volume versus pcp down 4% Double digit price increases dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 14.7%19.6%25.1%31.4%33.2%0%10%20%30%40%YEM 03YEM 04YEM 05YEM 06YES06Return on funds employed0100200300400YEM 03YEM 04YEM 05YEM 06YES060%10%20%30%40%EBITDepreciation & amortisationEBITDA margin

Aggregates prices improved, with double digit growth in most markets.

Aggregate volumes declined 4% in the half and 9% in the second quarter.

The reduced volumes enabled us to return to a more normal rate of production in Florida – and thus lower our costs.

CementHY06 cement sales up 17% EBITDA up 21% ROFE 42.3% (41.0% in YEM06) HY volume declined marginally Price up 13% offsetting higher imported cement costs dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 0100200YEM 03YEM 04YEM 05YEM 06YES 060%10%20%30%40%EBITDepreciation & amortisationEBITDA margin24.1%28.6%35.9%41.0%42.3%0%10%20%30%40%50%YEM 03YEM 04YEM 05YEM 06YES 06Return on funds employed

For cement, ROFE improved further as ongoing work to lift productivity and higher prices helped offset increased costs.

Prices rose 13% over the prior corresponding period.

Total cement volumes declined marginally, due to the housing slowdown.

Second quarter volumes were down 11%.

Imports, currently earning record low margins, were cut back in line with the lower volumes.

Progress continued on the new Brooksville cement plant – expected to cost around US$220 million.

15.3%20.8%31.4%42.3%43.8%0%10%20%30%40%50%YEM 03YEM 04YEM 05YEM 06YES 06Return on funds employedConcrete, block & asphaltHY06 concrete, block & asphalt sales up 18% EBITDA up 26% ROFE 43.8% (42.3% in YEM06) Concrete volumes up 3%; heritage volumes down Block volumes down 11%; heritage down 24% Price increases across all markets dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 0100200300400500600YEM 03YEM 04YEM 05YEM 06YES 060%10%20%EBITDepreciation & amortisationEBITDA margin

Concrete volumes were up 3% for the half, including new plants.  Heritage volumes fell 5%.

In the second quarter, volumes were down 4% and heritage volumes down 12%.

Volumes were mainly lower in Arizona and Florida.

As expected, concrete block volumes were down significantly, especially in Florida.

But prices increases were achieved across all three products and across all geographic regions.

ROFE improved to 43.8%

Concrete pipeHY06 concrete pipe sales up 5%, EBITDA up 18% ROFE 44.7% (42.6% in YEM06) Operational improvement savings and higher prices offset higher input costsdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 17.0%16.7%26.4%42.6%44.7%0%10%20%30%40%50%YEM 03YEM 04YEM 05YEM 06YES 06Return on funds employed0100200YEM 03YEM 04YEM 05YEM 06YES 060%10%20%30%EBITDepreciation & amortisationEBITDA margin

Concrete pipe again improved despite a 3% fall off in volume.

EBITDA was up 18% to US$95 million.

Operational improvement and higher prices offset higher input costs.

dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing Readymix (Australia, China) (A$) Readymix sales up 5% EBITDA down 5%, EBIT down 6% ROFE 24.4% from 21.3% in previous corresponding period Operational cost savings of A$11 million Concrete prices up 6% Price increases not enough to offset higher costs 16.6%17.8%21.8%26.7%24.4%0%10%20%30%YEM 03YEM 04YEM 05YEM 06YES 06Return on funds employed0100200300400YEM 03YEM 04YEM 05YEM 06YES 060%10%20%EBITDepreciation & amortisationEBITDA margin

In Australia, Readymix sales revenue was up 5%.

EBITDA was down 5%, and EBIT down 6%

Return on funds employed was 24.4% .

Infrastructure and non-residential or commercial construction activity offset the housing slowdown in most of our markets, but New South Wales remained weak.

Although cost savings were significant in this business, and we did see some price increases, they were not enough to offset the impact of higher costs.

Rinker group strategy Value-adding growth and performance Value-adding growth via acquisitions (48 acquisitions valued at US$1.9 billion since 1998) and around $1 billion improving the base business, including greenfields investment Acquisitions primarily in the US but also in Australia Aggregates first – but we are very comfortable leveraging upstream (cement) or downstream (concrete and asphalt) Hold the #1 or #2 position re market share or plan to get there Prefer high growth markets but market position is key focus Aim always to be the lowest cost operator in our markets Continuous operational improvement program (OIP) to reduce costs – aim to offset inflation each year Internal and external benchmarking helps drive improvement Talented people with a high performance ethic and focus on shareholder value added A safe workplace

Now to strategy…

Our focus is on delivering shareholder value both from acquisitions and by improving the base business.

We have done 48 acquisitions since 1998 at a cost of US$1.9 billion.  The most recent one was Nally and Haydon in Kentucky – three quarries and a block plant -- which we announced yesterday.

These small, low risk and high return bolt-ons have been very successful over the years and have added significant value.

We have also spent almost one billion dollars in other development capital since 1998 – developing new quarries, obtaining access to reserves, building new plants and extending our mobile fleet.

Over 90% of sales comes from markets where we are number 1 or 2smaller operations performing well Florida Cement Plants - 2 Cement Terminals - 2 Quarries/Sand Plants - 13 Ready-mix Plants - 83 Block Plants - 24 Distribution - Bldg.Materials - 29 Concrete Pipe - 5 Arizona Quarries/Sand & Gravel -29 Readymix Plants – 51 Sand & Gravel – 28 Asphalt – 15 Concrete Pipe – 1 Concrete Pipe (excludes FL & AZ) Quarries/Sand & Gravel (excludes FL, AZ, TN) Distribution (excludes FL) Ready-mix (excludes FL, AZ, TN) Asphalt (excludes AZ) Fairfield Napa Revised: 11-07-05 Terri Hernandez Tennessee Quarries/Sand Plants - 9 Ready-mix Plants – 9 Phoenix Fresno Denver Wilson Bernalillo (Block) Las Vegas Oklahoma City Columbia El Paso Dayton Tulsa Cleveland Deerfield CA WA OR NV AZ CO NM TX NE OK MO LA IN OH PA MD VA NC SC GA FL KY TN Ft. Wayne Indianapolis Bay Concrete Thomasville Seattle Everett Albuquerque Reno Augusta Dallas / Ft. Worth San Antonio Omaha Knoxville Columbus Pittsburgh Frederick Charlotte Macon Atlanta Los Angeles WY Paris Alexandria Union Sand Orlando Miami Ft Myers Westfield Middeltown Las Vegas Pipe Charleston Jacksonville IA Grand Island Kansas City Tri-cities (Block/Bldg.Mat.) Buffalo Sealy Set Co Hartford Bowling Green Bardstown UT AL Myrtle Beach Houston Dixon Madison Blair Milford Canby Molalla Portland Vancouver Battle Ground Dallesport Des Moines Little Lake Guernsey Granite Canyon Kenmore Arlington Burlington Mobile Bristol DE MA RI Des Moines Casper Colorado Springs Littleton Abingdon Pahrump Mojave

Being number one or number two in all of our markets is a critical part of our strategy.  It enables us to leverage our commercial and marketing skills to ensure satisfactory returns.

Our smaller operations – that is, outside Florida and Arizona and Nevada - are all performing well.

Our integrated businesses in California, Oregon, Washington State and Tennessee, all improved over last year – with higher volumes and prices.

Real estate program to realise long term sustainable EBIT of US$30-35 million p.a. plus other significant project gains A program of long term sustainable real estate sales and development now underway to realise US$30-35 million p.a. from next year Real estate opportunities in the US and Australia Further significant gains still to be quantified from larger projects including Brooksville in central Florida and Penrith Lakes in Sydney Opportunities range from direct sale to longer term involvement in residential or non-residential development, as master developer or joint venture partner Appointed senior executives in the US and Australia to assess and manage dispositions

As we flagged to the market last year, we have implemented a program of long term sustainable real estate sales and development - to realise the value from exhausted quarries and former plants.

We expect to realise sustainable, long term returns of US$30-35 million p.a. from next year onwards

These real estate opportunities are in the US (including Arizona and Florida) and Australia

Further significant gains are still to be quantified. These are from larger projects like Brooksville in central Florida and Penrith Lakes in Sydney

Opportunities for Rinker range from direct sale to longer term involvement in residential or non-residential development, as master developer or joint venture partner

We have appointed senior executives in the US and Australia to assess and manage the dispositions.

US$43m in operational improvement cost savings aim to offset inflation and reduce slowdown impact00 Rinker Materials ReadymixUS$ millions Year ended March Half year ended September 01 02 03 04 05 06 39 43 44 62 49 43 Numbers may not add due to rounding 52 40 06 183541345539383521836710158

Cost leadership is a critical part of our strategy.  Rinker people work hard every year to try to offset inflation.

Operational improvement cost savings totalled US$43 million in the half year – compared with US$23 million for the same period last year.

This is  an ongoing program than has been in place for many years but we have significantly increased the level of savings in recent months, as the US housing slowdown has hit.

Source: ABS + BIS Shrapnel Aug 06 forecast. Value of work done - Constant 2003/04 dollars. HIA house starts: Oct 06 forecast Australian construction remains at strong levels 906030A$ billion Year ended March+12.5%+1.1%+7.4%+0.4%+5.4%+0.5%-4.8%-0.3%House starts'000change'000changeBIS145.6-4.6%142.0-2.5%HIA149.3-2.1%152.52.1%YEM07YEM08EngineeringNonResidentialResidential0102030405060708

Now, to the outlook….

In Australia, forecaster BIS Shrapnel says construction activity will continue at high levels over the next two years -- with declines in residential offset by non-residential and engineering construction in YEM07 and YEM08.

01020304050607Public constructionNonResidentialResidentialSource: Dollar forecast is Portland Cement Ass’n (PCA) Fall 2006 (released November). Put in Place activity forecast (constant 1996$) House starts – PCA Fall 06 forecast; National Ass’n of Home Builders (NAHB) October 2006 Some forecasts predict steady US construction spend slower housing but stronger non-residential & public activity dstirling: This section really needs some charts on forecasts by external parties – we have some here – and already made up - from HIA and Bis Shrapnel in Australia and Dodge in US. cmannin1:cmannin1:cmannin1:cmannin1:cmannin1: 600300US$ billion Year ended December+4.7%+3.7%+12.1%+7.8%+1.1%-1.8%-4.5%-8.5%'000change'000change'000changeNAHB2,0731,835-11.6%1,620-11.7%PCA2,0711,837-11.3%1,635-11.0%YED05YED06YED07

For the US,  this chart shows the Portland Cement Association’s forecasts for next couple of years.

It suggests that higher non-residential and infrastructure construction will largely offset the decline in housing.

It is a fairly positive forecast, compared to some others, but the PCA has been relatively accurate over the past few years.

Of course this is national data.  The following slides are more focused on our key states.

Public construction/infrastructure outlook remains strong in Rinker’s key states FY: end 30 June Source: Rinker research ArizonaFY 04-08FY 05-09FY 06-10FY 07-11State1,419.51,817.33,070.23,736.3Federal2,523.51,968.72,046.82,101.7Total3,943.03,786.05,117.05,838.0-4.0%35.2%14.1%ActualActualBudget*BudgetFloridaFY 05FY 06FY 07FY 08State1,716.81,646.03,840.22,549.9Federal1,287.51,276.61,443.9885.2Total3,004.32,922.65,284.13,435.1-2.7%80.8%-35.0%NevadaFY 06-10Staten/aFederal1,296.0Special projects400.0Total1,696.030.3%DOT BUDGETSCOMMENTSProposition 400 funding (est. US$15.8b over 20 yrs) to fund Phoenix projects; Az SAFE-TEA funding up 40.7%. Key Az projects upcoming: US$234m Hoover Dam bypass, I-10 & I-19 from Tucson to Nogales and Mexico11-year US$9b bond-funded Growth Management Plan to relieve backlog plus higher general budget spend on roads and infrastructure. Vehicle miles rose 38% 99-04.*Includes "roll money"; would expect roll money to go into FY08 subsequentlySAFETEA spend over five years plus US$400m in “special projects”

Looking at infrastructure spending, this slide shows Departments of Transportation budgets in Florida, Arizona and Nevada.

They are strong in all three states – for the current year and beyond.

That said, transportation spending in these markets is currently backlogged and running behind budget.

Markets with the lowest office vacancy rates across the US Most are major Rinker marketsSource: CB Richard Ellis 3Q 2006 report. Honolulu excluded. Rinker services these areasManhattan6.7Charlotte5.1Miami7.2Orlando *7.6Manhattan, M/T5.5Ft Lauderdale & Orlando7.3Ft Lauderdale7.8Washington D.C.7.7Tuscon *8.2Miami8.1Boston8.2Palm Beach County8.5Palm Beach County8.5Orlando8.4Ventura County8.8NATIONAL13.2NATIONAL11.7NATIONAL14.0* equal with Orange CountyMetropolitanDowntownSuburban

Non-residential construction is also strong -- with most forecasters predicting solid growth over the next two years or so.

This slide shows the lowest metropolitan, downtown  and suburban office vacancy rates across the US.

Most of these are our key markets…and improvements have been significant.

For example, Fort Lauderdale improved 36% in the 3rd quarter from a year ago.

Tampa improved by 20%,  Miami 24% and Phoenix 30% -- compared to 10% for the US in total.

Segments like tourism, education, health and retail are also strong in our markets.

In Las Vegas, for instance, commentators say retail vacancy rates are down to a near record low of 3%.

Housing potentially impacted more in key Rinker states Source: 1. US Census Bureau 2. Portland Cement Association FLAZNVUSSingle family (YTD Sep 06 vs YTD Sep 05 )-22.6%-26.2%-19.7%-13.9%Multi family (YTD Sep 06 vs YTD Sep 05)-19.2%-0.3%+46.1%+0.9%Total permits (YTD Sep 06 vs YTD Sep 05)-21.7%-23.2%-6.4%-10.8%Housing permits1

This slide shows the impact of the housing slowdown in our key states – particularly Florida and Arizona.

Housing started to slow in Arizona about 12 months ago; Florida, last March.

It is still too early to call when the US housing markets will start to recover.

Housing correction underway in Florida as demand returns to more normal levels dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing Source: LoanPerformance 200320042005Florida investor homes8.8%10.3%12.5%Florida 2nd homes 10.6%12.3%14.5%

The housing correction has been prompted in part by a slowdown in investor spending.  This slide shows that one in eight homes in Florida last year was bought by investors -- compared to a previous average of around one in 12.  We also had more second home buyers.

We used this and other data to analyse the inventory overhang in Florida.  We concluded that at the peak, there were something like 55,000 excess homes.  That is currently being corrected.

Permits in the 3rd quarter of 2006 were running at an annualised rate more than 20% below our underlying demand estimates.

A firm called Metrostudy measures excess inventory.  Of the 17 markets of interest to us in Florida, almost half are either starting to see an improvement in the level of excess supply, or have little or no oversupply.  The rest are still worsening.

Of particular interest is the Orlando region, where the slowdown really started in Florida.  The three counties around Orlando are all improving. Lake has 0.2 months of excess inventory – that is, around a week’s worth.  Seminole is in an undersupply situation – below its average inventory levels.  Orange, which is one of the largest markets in the state, has 1.7 months of excess – that is around 7 weeks.  This is well down on what we saw at the peak of the slowdown.

Despite this, we think it will take at least six months to correct in Florida.

This data is useful and informative - but obviously not comprehensive - and it should be interpreted cautiously.

Reduce costsReduce overtime, multiple shifts, operating hours, staffing (> 900 jobs cut to date) Reduce active truck count to enhance utilization rates - maintenance manning in line with active fleet Challenging all functions on staff levels, consolidation potential Optimize cement import scheduling  Further cost actions in line with volume requirements Manage inventory levels and customer receivables to maintain working capital turnover Stretch out operating capital expenditures Shift to non-residential and infrastructure projectsMaintain market share not volumes; prices continue to move up but moderate as input cost increases slow Strategic response to residential slowdowninitiatives target significant savings in costs

Our response to the housing correction in the US has been rapid.

We have cut over 900 jobs, reduced shifts, cut back our mobile fleet in line with activity levels, reduced costs across the group, and so on,

We aim to double our annual cost savings from around $50 million to around $100 million a year…and we are on track to do this.

Long term fundamentals strong and ongoing in RIN’s key states FL, AZ, NVUS population forecast to grow 29% from 2000-30 29%41%46%47%52%52%56%60%79%109%114%US AverageOregonWashingtonGeorgiaNorth CarolinaIdahoUtahTexasFloridaArizonaNevadaSource: US Census Bureau, Population division, Interim State Population Projections, 2005 Internet release date: April 21, 2005 Rinker states

More importantly, the housing correction we are seeing is a short term trend…but the long term fundamentals in our key markets are extremely positive…

This chart shows the latest US Census Bureau projections of population growth by state.  We operate in 9 of the top 10 growth states.

Nevada, Arizona and Florida are forecast to be the three fastest growing states between now and 2030,   Around 75% of our total US revenue comes from those states.

In absolute terms, Florida is the number 1 population growth state in the US -- accounting for more than 15% of forecast US population growth to 2030.   Its growth will be greater than any other state -- with more than 12.7 million additional people expected.

The correlation between population growth and construction activity is very strong.

Long term fundamentals are strong. employment growth continues in Rinker’s key states dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing Source: US Bureau of Labor Statistics. Non farm payroll data; seasonally adjusted % changeSeptember 2006 ('000)September 2005 ('000)Arizona+4.7%2,654.62,535.4Nevada+5.2%1,303.31,239.3Florida+2.9%8,104.57,874.0U.S. average+1.3%135,613133,840Total employment

This chart shows the latest employment growth figures for our major states.

The numbers are very strong and well ahead of the US average

Long term fundamentals are strong In key drivers of construction, forecasts show Rinker’s key states rank highly Source: Global Insight, Inc. – Regional Services Group Average annual growth 2006-2011 and state ranking amongst all US states Avge annual growth %RankingAvge annual growth %RankingAvge annual growth %RankingPopulation growth2.032.722.91Gross state product3.933.494.21Employment2.242.422.81Personal income4.914.734.82ArizonaNevadaFlorida

Other key economic measures such as income and gross state product are forecast to remain very strong.

Cement consumption growth indicates strong construction activity is a long-term trend in key Rinker states dstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing Portland cement consumption – compound annual growth rates (CAGR) Top 7 states and US average Source: Portland Cement Association Denotes Rinker key state CAGRCAGRCAGRCAGR Arizona 7.9 Wyoming 9.9 Wyoming 8.3 Nevada 7.1 Vermont 6.9 Arizona 8.0 Arizona 7.5 Arizona 5.3 Florida 6.8 Florida 6.3 Florida 6.9 Florida 4.6 Georgia 6.4 Dist of Colombia 5.0 Dist of Colombia 6.7 Georgia 3.9 New Hampshire 6.0 California 4.8 California 6.6 Texas 3.2 Texas 5.9 Nevada 4.8 Nevada 5.8 California 3.1 Nevada 5.7 Texas 4.3 Texas 5.7 South Carolina 3.0 Total U.S. 2.2 Total U.S. 0.9 Total U.S. 3.9 Total U.S. 2.3 1975-19851985-19951995-20051975-2005

Construction growth – as measured by cement consumption – has been strong for three decades, with Arizona, Nevada and Florida the number the one, two and three states in the US.

This includes periods like the early 80s and the early 90s – that experienced significant housing downturns.

Over the past 15 years, real growth in construction activity has averaged eight per cent a year compound in Florida, and nine per cent in Arizona and Nevada – about double that of the total US.

Source: Portland Cement Association Cement consumption growth is a long term trend and stronger in Rinker’s key states Cement consumption per thousand persons0.0000.4000.8001.2001.60019801985199019952000200520102015202020252030ArizonaFloridaNevadaUS average

Cement consumption per capita is also much higher in our states than the US generally.

This chart shows the long term growth in per capita cement usage from 1980.

And it is projected to grow even faster over the next 25 years.

Revenue growth and earnings per share (EPS) vs global peers Compound annual growth rate over past 5 years Source: Company accounts. Based on latest financial year - year ended Dec 05 for all, except Florida Rock (Sept 05), Rinker (Mar 06), and Boral (Jun 06) RevenueEPS3%10%11%13%13%15%16%17%22%40%Lafarge groupCemex(US$/ADR)HansonCRHHolcimVulcanBoralMartin MariettaFlorida RockRinker1%4%6%6%8%8%9%13%19%22%HansonLafarge groupVulcanMartin MariettaHolcimBoralCRHFlorida RockRinkerCemex

These long term fundamentals have helped underpin Rinker’s performance against our global peers…..

This slide shows revenue and EPS growth over the past five years.

Note that we have high revenue growth coupled with high EPS growth – which we believe is the name of the game.

2%4%6%7%8%10%12%18%28%HansonVulcanLafarge groupMartin MariettaHolcimCRHBoralCemex ($US)Florida RockRinkerSource: Bloomberg and Company accounts. Based on latest financial year - year ended Dec 05 for all, except Florida Rock (Sept 05), Rinker (Mar 06), and Boral (Jun 06) EBIT and EBITDA vs global peers Compound annual growth rate over past 5 years Based on Dec 05 year end, except Rinker (Mar 06), Boral (Jun 06), and Florida Rock (Sept 05)Source: Bloomberg; RinkerEBITEBITDA1%6%6%11%12%14%15%16%27%33%HansonLafarge GroupVulcanCRHMartin MariettaHolcimCemexBoralFlorida RockRinker

This slide shows a comparison of profit growth – EBIT and EBITDA - over five years.

EBITDA margins have grown from 19% five years ago to 27% in the year to September 2006.

Source: Based on Bloomberg data for latest financial year operating cash flow and total assets - year ended Dec 05 for all, except Florida Rock (Sept 05), Rinker (Mar 06), and Boral (Jun 06). Bloomberg includes interest payments in operating cash flow. Total assets to operating cash flow and Return on Equity (ROE) Rinker vs global peers vs global peers Based on Dec 05 year end, except Rinker (Mar 06), Boral (Jun 06), and Florida Rock (Sept 05)Source: Bloomberg; RinkerTotal assets to operating cash flowROE8.5%12.5%13.6%15.3%15.4%16.6%17.9%18.8%23.0%23.1%27.6%Lafarge North AmericaLafarge GroupBoralHansonHolcimMartin MariettaCRHVulcan MaterialsFlorida RockCemexRinker14.813.712.411.511.27.87.77.65.04.7Lafarge GroupHansonBoralCRHHolcimCemexMartin MariettaVulcanRinker (US$)Florida Rock

And finally, return on equity compared to the global peers, over the most recent fiscal year…and a measure of our cash flow generation.

In summary Rinker results confirm ongoing, consistent growth from strong market positionsfurther improvement forecast Half year results improve further in line with solid and sustained performance record over several years Higher costs but increases moderating; price increases should offset Overall construction outlook in US and Australia remains strong but some uncertainty about US housing Profit guidance for full year (YEM07) – an increase over YEM06 which will take us to around the bottom end of our 84-90 US cents per ordinary share guidance range Long term sustainable real estate EBIT of US$30-35m p.a. plus other significant gains e.g. Brooksville Rinker’s key US states continue to perform strongly despite housing correction – the long term fundamentals are ongoing Balance sheet strength positions group well Benchmarking shows Rinker performs well vs global peers and demonstrates the value of our positions

So, in summary…these results confirm further strong and consistent performance and growth for Rinker……….

For the rest of the year ahead, costs are still rising -– but the increases are moderating.  To offset these, we need further price increases across the US and Australia.

We have announced price increases for April in Australia and January in Florida. The Florida increases are around 8-12% for cement and aggregate. Competitors have announced similar increases, so we are reasonably confident about achieving a significant portion of them..

We expect full year profits to be around the bottom end of the 84-90 US cents per ordinary share range previously announced.   This assumes some further modest deterioration in housing in our major US markets.

We regard the housing correction however as a temporary issue.

It is the long term fundamentals which continue to underpin the value of our market positions in Florida, Arizona and Nevada.  There is no sign of these changing.

Our balance sheet is strong and we have plenty of flexibility for further acquisitions.  Bolt-on acquisitions are continuing and we are actively reviewing larger opportunities.  The discipline is that acquisitions must be value-adding.

And finally, benchmarking against our US and global peers shows that Rinker has performed strongly for many years – further demonstrating the value of our positions.   Now I will hand over to the Chairman…..

Cemex bid for Rinker is hostile, highly conditional and materially undervalues RinkerUS$13.00 per share offer announced 27 October 2006 by Cemex S.A.B. de C.V. (“Cemex”). Bid is hostile and was unsolicited The preliminary view of the Rinker Board of directors is that the offer materially undervalues the company, is opportunistic and highly conditional Process for shareholders Cemex’s Bidder’s Statement possibly despatched next week Rinker’s Target’s Statement including a formal Board recommendation, available approximately two weeks later Rinker directors urge shareholders to take NO ACTION in regard to the Cemex offer or any document from Cemex, until they receive the Rinker board's formal recommendation Takeovers panelThis week the Rinker Board applied to the Takeovers Panel (which is the primary forum for resolving disputes about a takeover bid) in relation to certain aspects of the Cemex bid.

Hello everyone,  I’m John Morschel…As you probably know, the Mexican cement company Cemex has launched a takeover bid for Rinker…for 13 US dollars per ordinary  share.

There is not much we can say about it at this stage but I do want to reiterate that the Rinker Board considers the offer hostile and highly conditional -- and that it materially undervalues the company.

I note that the sharemarket responded by lifting the Rinker share price well above the offer price…Rinker closed yesterday on the ASX at A$18.61.   This is equivalent to 10.5% above the offer price of A$16.85 -- if converted to Australian dollars at yesterday’s Reserve Bank Mid-Point rate.

We have over 110,000 shareholders and the Board has urged them to take NO ACTION, until we are able to get our formal response and recommendation out to them.

Meanwhile, we are actively reviewing all of our options.

On Monday directors made an application to the Takeovers Panel  in relation to the bid.  I cannot comment on that at this stage.

I would like to assure our shareholders that our focus is ‘business as usual”, but we are dealing efficiently with the Cemex bid.   Whatever decisions directors make, they will be working in the best interests of our shareholders and the company.     Thank you…and I will now hand this back to David.

We will now move to question time.  Because we have analysts and fund managers participating by phone as well as the audience in the room, we will need to alternate between both groups.

So that everyone gets to hear your questions, will you please wait for the microphone, and then announce your name and organisation before commencing your question. Please speak loudly and clearly.

When we move to a question from a phone participant, the conference call operator will introduce the questioner.

I will now take the first question from the floor…

 A-IFRS Rinker results for the year ended 31 March 2005 and later periods are reported under Australian Equivalents to International Financial Reporting Standards (A-IFRS).  US$ accounts Rinker’s US and Australian subsidiaries each generate all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of the group’s result. As a consequence, US$ performance represents the most appropriate measure of Rinker performance and value. Use of Non-GAAP InformationRinker believes that its business should be assessed using a variety of measures. All measures used in this presentation are based on financial information prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP), which, for Rinker are now contained in A-IFRS. However, certain financial information used in this presentation is not separately defined in GAAP. The US Securities and Exchange Commission (SEC) requires that any such non-GAAP financial information included in this presentation be reconciled to GAAP financial information. Accordingly, footnotes reconciling such non-GAAP financial information have been included at the end of this presentation.   Use of pro-forma results prior to the year ended 31 March 2004 The results of the Rinker group prior to the year ended 31 March 2004 (YEM04), did not reflect the businesses that comprised the Rinker group on demerger from CSR Limited in accordance with an order of the Federal Court on 28 March 2003. Accordingly, unaudited pro forma financial information has been prepared for YEM03 and prior periods. Additionally, for YEM 04 and prior periods, pro forma adjustments have been made for significant A-IFRS changes. Important notes

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 2EBIT represents profit before finance and income tax expense.3EBITDA represents EBIT before Depreciation and Amortisation (DA) US$ million EBITDA DA EBIT EBITDA DA EBIT Half year ended 30 September 2006 2006 2006 2005 2005 2005 Aggregates 192.5 31.5 161.0 159.230.2129.0Cement 88.8 7.2 81.6 73.27.266.0Concrete, block, asphalt 258.4 30.8 227.6 205.225.0180.2Concrete pipe and products 95.0 12.4 82.6 80.612.368.3Other 26.6 3.1 23.5 46.22.743.5 Total Rinker Materials 661.3 85.0 576.3 564.477.4487.0 Readymix (US$) 104.8 25.1 79.7 111.425.985.5Readymix (A$)138.733.2105.5146.233.9112.3 Corporate (6.5) - (6.5) (5.6)-(5.6) Consolidated Rinker group 759.6 110.1 649.5 670.2103.3566.9

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 3EBITDA represents EBIT before Depreciation and Amortisation (DA) (cont.) US$ million EBITDA DA EBIT EBITDA DA EBIT Quarter ended 30 September 2006 2006 2006 2005 2005 2005 Aggregates 97.8 16.2 81.6 82.315.466.9Cement 45.5 3.6 41.9 38.13.834.3Concrete, block, asphalt 125.4 15.8 109.6 112.612.799.9Concrete pipe and products 49.1 6.2 42.9 40.46.234.1Other 13.0 1.6 11.5 7.41.46.0 Total Rinker Materials 330.8 43.3 287.5 280.739.5241.2 Readymix (US$) 54.4 12.6 41.7 57.312.844.4Readymix (A$)71.616.655.075.917.058.8 Corporate (3.6) - (3.6) (3.2)-(3.2) Consolidated Rinker group 381.6 55.9 325.7 334.852.4282.44Profit after tax (PAT) represents Net profit attributable to members of Rinker Group Limited.

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 5 Reconciliation of Free Cash Flow Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflowsfrom purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.Half year ended 30 September 2006 2005 Profit before finance and income tax expense 649.5 566.9Depreciation and amortisation 110.1 103.3Net income tax (paid) (220.7) (113.7)Change in working capital (95.0) (74.1)(Profit)/loss on asset sales (2.2) (34.2)Interest received 9.4 12.9Other (27.0) 7.3 Net Cash from operating activities 424.1 468.4Operating capital expenditure (104.1) (92.5)Interest paid (19.9) (25.6)Payments for shares held in trust (29.9) (22.9) Free Cash Flow 270.2 327.4 Capital expenditure summary: Operating capital expenditure (104.1) (92.5)Development capital expenditure (106.7) (64.7) Total purchase of property plant and equipment (210.8) (157.2)Purchase of businesses (10.9) (12.7) Total capital expenditure (221.7) (169.9) US$ million

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 5 Reconciliation of Free Cash Flow (cont.) Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflowsfrom purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.Quarter ended 30 September 2006 2005 Profit before finance and income tax expense 325.7 282.4Depreciation and amortisation 55.9 52.4Net income tax (paid) (192.0) (104.7)Change in working capital 7.2 (14.0)(Profit)/loss on asset sales (0.8) (2.0)Interest received 4.0 4.9Other (3.8) 29.7 Net Cash from operating activities 196.1 248.6Operating capital expenditure (59.1) (50.8)Interest paid (14.2) (20.2)Payments for shares held in trust 0.3 (22.9) Free Cash Flow 123.0 154.8 Capital expenditure summary: Operating capital expenditure (59.1) (50.8)Development capital expenditure (60.5) (35.1) Total purchase of property plant and equipment (119.6) (85.9)Purchase of businesses (10.2) (1.2) Total capital expenditure (129.9) (87.1) US$ million

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 6 Reconciliation of Return on Funds Employed (ROFE) Return on funds employed represents previous 12 months' EBIT divided by end of period funds employed. Funds Funds US$ million EBIT Employed ROFE EBIT Employed ROFE As at and year ended 30 September 2006 2006 2006 2005 2005 2005 Aggregates 294.6 887.2 33.2% 224.5785.028.6%Cement 158.1 373.6 42.3% 130.9328.939.8%Concrete, block, asphalt 421.6 962.2 43.8% 303.8703.443.2%Concrete pipe and products 147.6 330.3 44.7% 105.7313.233.7%Other 46.4 64.2 n.a. 53.541.1n.a. Total Rinker Materials 1,068.3 2,617.5 40.8% 818.42,171.637.7% Readymix (US$) 173.3 704.0 24.6% 152.6708.921.5%Readymix (A$)229.9940.724.4%199.1933.621.3% Corporate (13.4) (10.1) n.a. (12.0)(2.7)n.a. Consolidated Rinker group 1,228.2 3,311.4 37.1% 959.02,877.833.3% Comparable ROFE, adjusting for the following: Gain on Las Vegas quarry sale in April 2005 - - (30.5)-Gain on sale of Emoleum in February 2006 (21.7) - -- Consolidated Rinker group, excluding the above gains 1,206.5 3,311.4 36.4% 928.52,877.832.3%

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 7 Reconciliation of Return on Equity (ROE) Return on Equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided byEquity attributable to members of Rinker Group Limited. As at and year ended 30 September 2006 2005 Net profit attributable to members of Rinker Group Limited 785.1 618.3Equity attributable to members of Rinker Group Limited 2,225.7 2,595.3 ROE 35.3% 23.8% Comparable ROE, adjusting for the following: After tax gain on Las Vegas quarry sale in April 2005 - (19.9)After tax gain on sale of Emoleum in February 2006 (15.7) -Net profit attributable to members of Rinker Group Limited, excluding the above gains 769.4 598.4 Comparable ROE, excluding the above gains 34.6% 23.1% US$ million

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 8Reconciliation of Net Debt Net Debt represents current and non-current borrowings less cash and cash equivalents. 30 Sept31 March30 SeptAs at 200620062005Current borrowings 9.55.45.5Non-current borrowings 1,259.0645.2610.0Less: cash and cash equivalents(198.4)(289.1)(340.8)Net Debt 1,070.1361.5274.7US$ million

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 9 Reconciliation of EBIT Interest Cover EBIT interest cover represents 12 months' EBIT divided by net interest expense.Net interest expense represents 12 months' interest expense less 12 months' interest income. 30 Sept 31 March 30 Sept Year ended 2006 2006 2005 Interest expense (a) 38.5 36.543.3Interest income (18.5) (21.7)(26.0) Net interest expense 20.0 14.817.3EBIT 1,228.2 1,145.6959.0 EBIT Interest Cover [times] 61.3 77.555.4(a) Interest expense is shown before interest capitalised related to financing major projects constructed for internal use. US$ million

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 10 Reconciliation of Gearing/leverage Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity. 30 Sept 31 March 30 Sept As at 2006 2006 2005 Net Debt 1,070.1 361.5274.7Equity 2,236.5 2,687.32,602.5 Gearing/leverage (Net Debt/Equity) 47.8% 13.5%10.6% Gearing/leverage (Net Debt/Net Debt plus Equity) 32.4% 11.9%9.5% US$ million

Notesdstirling: I would prefer to see “Rinker Materials” used in the pie chart and throughout the presentation than “Rinker”can otherwise be confusing 11Reconciliation of Free Cash Flow as a % of funds employedFree Cash Flow as a % of funds employed represents Free cash Flow divided by funds employed.30 Sept31 MarchAs at and year ended 20062006Free Cash Flow 621.3678.6Funds Employed3,311.43,048.5Free Cash Flow as a % of funds employed18.8%22.3%US$ million